UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Octavius Oky Prakarsa ---------------------------------------------------- (Signature) Octavius Oky Prakarsa VP Investor Relations

NOTICE OF ANNUAL GENERAL MEETING SHAREHOLDERS FINANCIAL YEAR 2024 PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. Tel.41/UM 000/COP-K0F00000/2025

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”), herewith invites all of the Company’s shareholders to attend the Annual General Meeting of Shareholders of Company Financial Year 2024 (the “Meeting”) to be held on:

Day/date	:	Tuesday, May 27, 2025
Time	:	14.00 Western Indonesia - Finish
Place	:	Ballroom Four Seasons Hotel Jl. Jend. Gatot Subroto No.18, Jakarta
Meeting Link	:	Electronic General Meeting System KSEI (“eASY.KSEI”) https://akses.ksei.co.id provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)

Pursuant to Financial Services Authority (Otoritas Jasa Keuangan or “OJK”) Regulation No. 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company (“OJK Regulation 15/2020”) and OJK Regulation No. 16/POJK.04/2020 on the Procedures for Electronic General Meeting of Shareholders of Public Company (“OJK Regulation 16/2020”), the Meeting will be carried out electronically in an e-Meeting provided by KSEI, whereby the physical meeting will be attended by the Chairperson of the Meeting, Members of the Board of Directors and Members of the Board of Commissioners, Notaries, Capital Market Supporting Institutions/Professionals and certain parties at Ballroom Four Season Hotel Jl. Jend. Gatot Subroto No.18, Jakarta, 12710.

The Meeting will be conducted with the following Agendas:

1.
First Agenda

Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners’ Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding Program for the Financial Year 2024, and granting full release and discharge of responsibilities (volledig acquit et de charge) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2024.

Explanation:

The First Agenda is held pursuant to:

(i)
Article 69 paragraph (1) of Law No. 40 of 2007 on Limited Liability Companies as lastly amended by Law No. 6 of 2023 on the Stipulation of Government Regulation in lieu of Law No. 2 of 2022 on Job Creation as Law (“Job Creation Law”) (“Company Law”);
(ii)
Article 15H of Law No. 19 of 2003 on State-Owned Enterprise (“SOE”) as lastly amended by Law No. 1 year 2025 on Third Changes of Law No. 19 Year 2003 on State Owned Enterprise (“UU BUMN”);
(iii)
Article 33 of Minister of SOE Regulation No. PER-1/MBU/03/2023 on Special Assignments and Social and Environmental Responsibility Programs of SOE (“MSOE Regulation 1/2023”); and
(iv)
Article 18 paragraph (9) and Article 21 paragraph (2) point a of the Company’s Articles of Association, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of OJK Regulation 15/2020.

The Financial Statement of the Company's Social and Environmental Responsibility Program includes the financial report and implementation of the MSBF Program which will be requested for ratification at the Meeting.

2.
Second Agenda

Determination on Utilization of the Company’s Net Profit for Financial Year of 2024.

Explanation:

The Second Agenda is held pursuant to:

(i)
Article 70 and Article 71 of Company Law; and

(ii)
Article 21 paragraph (2) point b and Article 26 of the Company’s Articles of Association.

Whereby the determination on utilization of the Company’s net profit requires the Meeting’s approval, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of OJK Regulation 15/2020.

3.
Third Agenda

Determination of Salary/Honorarium including Facilities and Benefits for Director and Board of Commissioners for Financial Year 2025, also Tantiem/Performance Incentives/Special Incentives for Director and Board of Commissioners.

Explanation:

The Third Agenda is held pursuant to:

(i)
Article 96 and Article 113 of the Company Law;
(ii)
Article 76 paragraph (1), Article 81 paragraph (2) and Article 83 paragraph (2) Minister of SOE Regulation No. PER-3/MBU/03/2023 on Organizations and Human Resources of SOEs ("MSOE Regulation 3/2023”); and
(iii)
Article 11 paragraph (19) and Article 14 paragraph (30) of the Company’s Articles of Association, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of OJK Regulation 15/2020.

4.
Fourth Agenda

Appointment of Public Accountant and/or Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Company’s Financial Report of the Micro and Small Business Funding Program (“MSBF”) for Financial Year of 2025.

Explanation:

The Fourth Agenda is held pursuant to:

(i)
Article 59 of OJK Regulation 15/2020;
(ii)
Article 33 paragraph (3) of MSOE Regulation 1/2023;
(iii)
Article 32 paragraph (1) of Minister of SOE Regulation No. PER-2/MBU/03/2023 on Guidelines for the Governance and Significant Corporate Activities of SOEs (“MSOE Regulation 2/2023"); and
(iv)
Article 21 paragraph (2) point c jo. Article 15 paragraph (2) point b.a.5 of the Company’s Articles of Association.

Whereby the Appointment of Public Accounting Firm to audit the Company’s Financial Statements for Financial Year 2024 and Company’s Financial and Implementation Report of the MSBF Program for Financial Year 2024 must be resolved in a Meeting by considering the Board of Commissioners’ recommendation, with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of OJK Regulation 15/2020.

5.
Fifth Agenda

Approval of the Share Buyback Plan for Shares Issued by the Company.

Explanation:

The Fifth Agenda is conducted to obtain an approval for the proposed shares buyback that have been issued and listed on the Indonesia Stock Exchange (“IDX”), as previously disclosed in the Disclosure of Information that we submitted on April 17, 2025 regarding the Disclosure of Information in connection with the Proposed Share Buyback in order to Comply with the OJK Regulation No. 23 of 2023 on Buyback of Shares that has been Issued by Public Company (“OJK Regulation 29/2023”), which will be conducted in accordance with Article 2 paragraph (3) of OJK Regulation 29/2023, and also with due observance to the provisions of: (i) Article 25 paragraph (1) of the Company’s Articles of Association; and (ii) Article 41 paragraph (1) of OJK Regulation 15/2020.

6.
Sixth Agenda

Changes to the Management of the Company.

Explanation:

The Sixth Agenda is held pursuant to:

(i)
Government Regulation No. 45 of 2005 on Establishment, Management, Supervision and Dissolution of State-Owned Enterprises as amended by Government Regulation No. 23 of 2022 on Amendment to Government Regulation No. 45 of 2005 on Establishment, Management, Supervision and Dissolution of State-Owned Enterprises;
(ii)
OJK Regulation No. 33/POJK.04/2014 on Board of Directors and Board of Commissioners of Issuers or Public Companies;
(iii)
MSOE Regulation 3/2023; and
(iv)
Article 11 paragraph (10), Article 14 paragraph (12), and Article 23 paragraph (6) letter b of the Company’s Articles of Association.

Whereby the appointment and dismissal of the management of the Company shall be resolved in a Meeting that is attended by and approved by the holders of Series A Dwiwarna Share, with due observance to Article 25 paragraph (4) of the Company’s Articles of Association.

Notes:

1.
This Notice to the Meeting is the official invitation of the Meeting to the Shareholders, therefore the Board of Directors of the Company will not send separate invitations to the Company’s Shareholders.
2.
Company’s Shareholders who are eligible to attend or be represented and vote at the Meeting are Company’s Shareholders whose names are recorded in the Company's Register of Shareholders by May 2, 2025, or holders of securities account balances at Collective Depository of KSEI at the closing of trading on May 2, 2025 ("Shareholders").
3.
Shareholders may attend the Meeting electronically through the KSEI system ("eASY.KSEI") in the link https://easy.ksei.co.id provided by KSEI, or grant their power of attorney to other parties electronically through the eASY.KSEI application or in writing. Electronic registration will be opened from the date of this Notice of the Meeting and will be closed no later than 30 (thirty) minutes before the Meeting, at 13.30 Western Indonesia Time.
4.
Shareholders may grant their power of attorney to the Proxy provided by the Company (Independent Representative) through the eASY.KSEI application under the following procedure:
-
The Shareholders must be previously registered in the Facility of Securities Ownership Reference of KSEI (“AKSes KSEI”). If the Shareholders are not yet registered, the Shareholders are kindly requested to register on the website https://akses.ksei.co.id.
-
For Shareholders who are registered as AKSes KSEI users, can grant their power of attorney and vote electronically (e-Proxy and e-Voting) through eASY.KSEI in website https://easy.ksei.co.id.
-
The period of time for the Shareholders to declare their power of attorney and vote, make changes to the appointment of the Proxy and/or to the votes for each agenda of the Meeting, or revoke their power of attorney, is from the date of the Meeting Invitation until no later than 1 (one) business day prior to the date of the Meeting, which is May 26, 2025 at 12.00 Western Indonesia Time.
-
Guidance for registration, utilization and further explanation regarding eASY.KSEI is also uploaded in the Company’s website at https://www.telkom.co.id/sites/investor-relations/en_US/page/ir-gms-136.
-
Any delay or failure in the electronic registration process as referred above, for any reason will result in the Shareholders or their Proxies being unable to attend the Meeting electronically, and their share ownership will not be calculated as the attendance quorum at the Meeting.
5.
In the event that the Shareholders are unable to access eASY.KSEI on https://akses.ksei.co.id/ the Shareholders may download the power of attorney from the Company's website https://www.telkom.co.id/sites/investor-relations/en_US/page/ir-gms-136 to grant their power of attorney and vote at the Meeting. The power of attorney must be sent to the Company's Share Registrar namely PT Datindo Entrycom Jl. Hayam Wuruk No. 28, Jakarta 10220, Tel. (021) 3508077, no later than 3 (three) days prior to the date of the Meeting, which is on May 22, 2025 at 15.00 Western Indonesia Time.
6.
Materials that will be discussed at the Meeting ("Meeting Materials") and The Company’s Annual Report can be downloaded on the Company's website at https://www.telkom.co.id/ starting from the date of this Notice of the Meeting. During the Meeting, the Company does not provide Meeting Materials in the form of hardcopy or softcopy in a flash disk, we only provide QR Code to access the Company's website and information on the website address where the Meeting Materials are available.

Thank you for your attention.

Jakarta, May 5, 2025

Bord of Directors

PT Telkom Indonesia (Persero) Tbk